MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 28, 2020

Ms. Jennifer Hardy

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the Correspondence filing for MainStay VP Funds Trust (811-03833-01 and 002-86082) (collectively, the “Registrant”)

Dear Ms. Hardy:

This letter responds to comments you provided telephonically on April 20, 2020 with respect to the Correspondence filed with the SEC on April 13, 2020 (the “Correspondence”). The Correspondence sets forth responses to the SEC Staff’s previous comments on the 485A filing (the “Registration Statement”) for MainStay VP CBRE Global Infrastructure Portfolio, a series of the Registrant (the “Portfolio”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Registration Statement, except as defined herein.

Comment 1: Please ensure that exhibits filed with, and incorporated by reference into, the Portfolio’s 485(b) filing are hyperlinked as required under the FAST Act.

Response: We re-confirm that all exhibits that were filed with, and incorporated by reference into, the Portfolio’s 485(b) filing on April 16, 2020 have been hyperlinked as required under the FAST Act.

Comment 2: The SEC Staff acknowledges the disclosure updates referenced in the Registrant’s Correspondence filed on April 13, 2020 that have been incorporated throughout the fund complex. Please explain supplementally the rationale for the disclosure updates.

Response: The disclosure changes are intended to take a layered approach in describing the broad market risks that may affect the Fund and the market as a whole on a going-forward basis. Consistent with the requirements of Form N-1A, Item 4 is intended to summarize the risks described in response to Item 9 of Form N-1A. In addition, the changes to the Portfolio’s SAI are intended to describe recent market events that have affected the markets and U.S. and global economies as a whole.

Comment 3: In the section entitled “More About Investment Strategies and Risks”, the SEC Staff reiterates its comment to revise the disclosure so that the strategies and risks for the Portfolio are clearly identified. Merely listing these without identifying the portfolio to which each relates provides no meaningful information. Also Item 9(b) requires a detailed discussion of the Portfolio’s principal investment strategy and investments. Relying on the summary for the identification of the principal investment strategies and investments is not consistent with the layered disclosure regime adopted by the Commission for form N-1A. Please revise consistent with the specific requirements of Item 9(b) and 9(c).

Response: As indicated in the Correspondence, the Registrant has reviewed the disclosure summarizing the Portfolio’s principal investment strategies per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Portfolio’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as it deems necessary. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such.

Comment 4: In the section entitled “More About Investment Strategies and Risks-Concentration Risk”, please tailor this risk factor to address risks specific to the MainStay VP CBRE Global Infrastructure Portfolio’s concentration of its investments in the securities of issuers conducting their business activities in the infrastructure group of industries (as applicable).

Response: We believe the relevant disclosure included in response to Items 4 and 9 adequately addresses the risks specific to the Portfolio’s concentration of its investments. We will review and consider any changes to this disclosure in connection with the Portfolio’s next annual update.

Comment 5: In the section entitled “The Fund and its Management”, please disclose the aggregate amount of management fees paid by the Portfolio for the fiscal-year ended December 31, 2019.

Response: We respectfully decline to make a change in response to this comment. Item 10 of Form N-1A requires a Registrant to state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets, which the Registrant has included in the Prospectus filed with the SEC on April 16, 2020. The Registrant respectfully notes that the aggregate dollar amount of management fees paid by the Portfolio, which is required by Item 19 of Form N-1A, was included in the Statement of Additional Information filed with the SEC on April 16, 2020.

Comment 6: The SEC Staff continues to believe that the MainStay VP CBRE Global Infrastructure Portfolio should disclose portfolio turnover risk as a principal risk given the recent repositioning could affect new investors of the Portfolio. Accordingly, in the section entitled “Principal Risks”, please include the risks associated with portfolio turnover as a result of the Portfolio’s repositioning on February 28, 2020. The disclosure should also address whether the Fund will be making capital gains distributions during the current fiscal year.

Response: We continue to monitor the Portfolio’s portfolio turnover ratio as we review and revise corresponding disclosures in the Prospectus and will make any changes that we believe to be appropriate in connection with the Portfolio’s next annual update. The Portfolio’s portfolio turnover ratio for the fiscal year ended December 31, 2020, will be presented in the Portfolio’s audited financial statements for such period. We note that the Portfolio is unable to determine whether it will make capital gains distributions until the current fiscal year concludes on December 31, 2020. However, the Portfolio includes the below disclosure in the “Taxes, Dividends and Distributions” section of the Prospectus:

“Each Portfolio will distribute its currency gains, if any, annually and net realized capital gains, if any, after utilization of any capital loss carryforwards after the end of each fiscal year.”

Statement of Additional Information

Comment 1: A Portfolio and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Portfolio and adviser will consider the concentration of these investment companies when determining compliance with the Portfolio's concentration policies.

Response: As indicated in the Correspondence, in the section entitled “Investments Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds–Investment Companies”, we include the following disclosure, which we believe to be responsive to this Comment:

For purposes of determining compliance with a Portfolio’s policy on concentrating its investments in any one industry, the Portfolios will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolio's concentration limitation.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady

Assistant Secretary